Exhibit 99.1

NEWS RELEASE

YAMANA GOLD FOURTH QUARTER FINANCIAL RESULTS RELEASE
NOTIFICATION AND CONFERENCE CALL

TORONTO, ONTARIO, January 6, 2011 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today announced that its fourth quarter results will be released after market close on February 23, 2011 followed by a conference call to be held on February 24, 2011 at 11:00 a.m. ET.

Q4 Conference Call Information:

Toll Free (North America):	888-231-8191
International:	647-427-7450
Participant Audio Webcast:	www.yamana.com

Q4 Conference Call REPLAY:

Toll Free Replay Call (North America):	800-642-1687, Passcode 31307574#
Replay Call:	416-849-0833, Passcode 31307574#

The conference call replay will be available from 2:45 p.m. ET on February 24, 2011 until 11:59 p.m. ET on March 10, 2011.

Analyst Day Webcast
Yamana Gold will be hosting an analyst day presentation and webcast on Wednesday January 12th, 2011 beginning at 9:00 a.m. ET.

To access the webcast on January 12th, 2011 please go to www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
(416) 815-0220
Email:  investor@yamana.com
or
Linda Armstrong
Director, Investor Relations
(416) 815-0220
Email: investor@yamana.com
www.yamana.com